EXHIBIT 12.1

LIFEPOINT HOSPITALS, INC.

COMPUTATIONS OF RATIOS OF EARNINGS TO FIXED CHARGES

(Unaudited)

(Dollars in Millions)

	Years Ended December 31,
	2013	2012	2011	2010	2009
EARNINGS
Income from continuing operations before income taxes	$211.5	$244.1	$263.3	$241.1	$222.0
Fixed charges, exclusive of capitalized interest	110.6	114.0	119.3	118.1	113.5
TOTAL EARNINGS	$322.1	$358.1	$382.6	$359.2	$335.5
FIXED CHARGES
Interest charged to expense (a)	98.4	102.5	109.2	109.0	104.6
Interest portion of rental expense	12.2	11.5	10.1	9.1	8.9
Fixed charges, exclusive of capitalized interest	110.6	114.0	119.3	118.1	113.5
Capitalized interest	1.4	2.3	2.0	0.8	1.1
TOTAL FIXED CHARGES	$112.0	$116.3	$121.3	$118.9	$114.6
RATIO OF EARNINGS TO FIXED CHARGES	2.88	3.08	3.15	3.02	2.93

(a)	excluding interest income